

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2020

Makram Azar
Chief Executive Officer
Golden Falcon Acquisition Corp.
850 Library Avenue, Suite 204
Newark, Delaware 19711

> **Re: Golden Falcon Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed December 1, 2020**
> **File No. 333-251058**

Dear Mr. Azar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Item 16. Exhibits and Financial Statement Schedules
Exhibit 4.4, page II-5

1. We note that section 9.3 of the Form of Warrant Agreement contains an exclusive forum provision. Please revise the prospectus to clearly and prominently describe the provision, and state whether it will apply to the federal securities laws. Your disclosure should describe any risks or other impacts on investors and should address any uncertainty about enforceability. In addition, please revise the warrant agreement to indicate whether the provision will apply to the federal securities laws, or tell us how you will communicate that information to shareholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing